November 22, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	reAlpha Tech Corp.

Registration Statement on Form S-3

Filed November 15, 2024

File No. 333-283284

Acceleration Request

Requested Date: Tuesday, November 26, 2024

Requested Time: 4:30 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-283284) (the “Registration Statement”) to become effective on Tuesday, November 26, 2024, at 4:30 p.m. Eastern Time, or as soon thereafter as possible, or at such later time as the Registrant or its outside counsel, Mitchell Silberberg & Knupp LLP, may orally request via telephone call to the staff.

Once the Registration Statement has been declared effective, please orally confirm that event with our outside counsel by calling Blake Baron at (917) 546-7709.

Very truly yours,

reAlpha Tech Corp.

By:	/s/ Giri Devanur
Giri Devanur
Chief Executive Officer

cc:	Michael J. Logozzo, reAlpha Tech Corp.
Blake Baron, Esq.
Gabriel Miranda, Esq.

reAlpha Tech Corp. – 6515 Longshore Loop, Suite 100, Dublin, OH 43017– Tel: 707.732.5742